October 3, 2019

Via EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re: Response to Follow-Up Comment on Post-Effective Amendment No. 169 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust

(File Nos. 033-65572; 811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below is the follow-up comment that was provided telephonically by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on September 30, 2019, concerning the USAA Mutual Funds Trust's (the "Trust") initial response letter dated September 20, 2019 ("Sept. 20 Response") regarding Post-Effective Amendment No. 169 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A.

The Staff's comment is set forth in italics and is followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

Prospectus

1.Comment: The Staff previously noted that the name of the USAA Cornerstone Equity Fund (the "Fund") includes a reference to "equity" and that it has an investment policy to invest at least 80% of its assets in a selection of affiliated mutual funds and exchange-traded funds ("ETFs") ("underlying affiliated funds") consisting of a long-term target asset allocation in equity securities. The Staff believes that the Fund's "names rule" policy is confusing and should be revised for clarity so that investors can better understand how the Fund obtains the exposure required by Rule 35d-1 under the Investment Company Act of 1940, as amended. The Staff further notes that the disclosure as proposed to be revised in the Sept. 20 Response does not appear to satisfy the purpose of the comment. It is unclear, for example, whether the underlying affiliated funds invest at least 80% of their respective assets in securities that provide exposure to equities, invest primarily in equities, or have a similar objective as the Fund.

Response: The Fund has revised its principal investment strategy disclosure as follows, which

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shows changes marked against the current disclosure in the Fund's prospectus.

The Fund invests at least 80% of its assets in a selection of affiliated mutual funds and exchange-traded funds (ETFs) (underlying affiliated funds) that invest primarily in equity securities. The underlying affiliated funds consist~~ing~~ of a long- term target asset allocation in equity securities.

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If you have any questions with respect to the enclosed, please contact me at (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

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